STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

September 24, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Starboard Investment Trust (the “Trust”) File Nos. 333-159484 and 811-22298 Request for Withdrawal of Amendment

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's Post-Effective Amendment No. 338 filed with respect to the Method Smart Beta U.S. Sector Plus Fund (S000064876) and Method Smart Beta Explorer Allocation Plus Fund (S000064877). The post-effective amendment was filed on Form N-1A on May 16, 2019 (EDGAR Accession Number: 0001464413-19-000125).

The withdrawal is being requested because the adviser has determined not to proceed with the offering of the funds as series of the Trust. No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3807.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Secretary